                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.   15    )*
                                          ---------

                            Vitro Diagnostics, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
           --------------------------------------------------------
                          (Title of Class of Securities)

                          928501105          92851303
           --------------------------------------------------------
                                 (CUSIP Number)

                                Lloyd L. Fields
                                425 Castle Place
                        Beverly Hills, California 90210
                                 (310) 275-9245
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               January 27, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  3  Pages
                                        ---


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CUSIP No. 928501105                            13D        Page  2  of  3  Pages
          ---------                                            ---    ---
          92851303

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Lloyd L. Fields
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO and PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power              -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power              -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power              -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     -0-
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                          Page  3  of  3  Pages
                                                               ---    ---

ITEM 1.  SECURITY AND ISSUER

     This Amendment No. 15 to Schedule 13D relates to the Common Stock, $0.01 par value (the "Common Stock"), of Vitro Diagnostics, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 8100 Southpark Way, Building B-1, Littleton, Colorado 80120.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) This statement is being filed by Lloyd L. Fields (the "Reporting Person").

     (b) The Reporting Person resides at 425 Castle Place, Beverly Hills, California 90210.

     (c)  The Reporting Person is a self-employed investor.

     (d) and (e)  The Reporting Person has not during the last five years been
(i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On April 14, 1989, the Issuer, as tenant, entered into an office lease (the "Lease") with the Reporting Person's predecessor in interest as owner and landlord of certain real property commonly known as Southwest Business Center. Pursuant to an amendment to the Lease effective October 1, 1990, the Reporting Person, as landlord, agreed to accept shares of the Issuer's Common Stock in satisfaction of the Issuer's rent and project operating cost obligations under the Lease. For the period from October 1, 1990 through December 22, 1998, the Reporting Person acquired an aggregate of 3,650,000 shares of the Issuer's Common Stock through a combination of obligations under the Lease and purchase with personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

     The Reporting Person acquired Issuer's Common Stock for investment purposes only.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of January 27, 1999, the Reporting Person beneficially owns 0 shares of the Issuer's Common Stock.

     (b) As of January 27, 1999, the Reporting Person has sole power to vote or direct the vote and to dispose or direct the disposition of 0 shares of the Issuer's Common Stock.

     (c) On January 27, 1999, the Reporting Person sold 500,000 shares of the Issuer's Common Stock.

     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer's Common Stock.

     (e) On January 27, 1999, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As discussed in Item 3 above, the Reporting Person acquired a substantial portion of the shares of the Issuer's Common Stock pursuant to the Lease. The Lease, and amendments thereto, have been filed as exhibits to the Reporting Person's previous filings on Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Eighth Amendment to Lease effective as of May 19, 1997, between Lloyd L. Fields, as landlord, and Vitro Diagnostics, Inc., as tenant, is hereby incorporated by reference to Amendment No. 15 to Schedule 13D, as filed with the Securities and Exchange Commission on May 27, 1997.

                                  SIGNATURE

    After  reasonable  inquiry and to the  best of my  knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.
                                       February 4, 1999
                                       ----------------------------------------
                                       (Date)
                                       /s/ Lloyd L. Fields
                                       ----------------------------------------
                                       (Signature)
                                       Lloyd L. Fields
                                       ----------------------------------------
                                       (Name/Title)